13B

02018282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millennium Funding Associates, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
666 Fifth Avenue, 8th Floor
(No. and Street)

New York	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Williams **212-841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

NP 3/21

OATH OR AFFIRMATION

I, See separate oath ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ________________________________, as of ________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement Of Financial Condition

Millennium Funding Associates, L.L.C.

December 31, 2001
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millennium Funding Associates, L.L.C. at and for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Millennium Management, L.L.C.
General Partner

Israel A. Englander
Managing Member

Robert A. Williams
Chief Financial Officer

Sworn to before me

this 27th day of

February, 2002

Notary Public
STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2003

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of Millennium Funding Associates, L.L.C.

We have audited the accompanying statement of financial condition of Millennium Funding Associates, L.L.C. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millennium Funding Associates, L.L.C. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 11, 2002

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets		
Securities owned, at market value	$	290,421,450
Other assets		137,074
	$	290,558,524
Liabilities and member's capital		
Payable to clearing organization	$	242,575,280
Securities sold, not yet purchased, at market value		6,986,304
Other liabilities		108,378
		249,669,962
Member's capital		40,888,562
	$	290,558,524

See accompanying notes.

Millennium Funding Associates, L.L.C.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Millennium Funding Associates, L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker. The Company was formed on November 13, 2000 and commenced operations on April 1, 2001.

The Company is an indirect wholly owned subsidiary of Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

3. Payable to Clearing Organization

Payable to clearing organization represents margin debt balances with the Company's clearing broker, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2001. The cash at the clearing broker related to securities sold short is restricted.

A principal source of the Company's short-term financing is provided by its clearing broker from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Millennium Partners, L.P. and an affiliate provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2001:

	Owned	Sold, Not Yet Purchased
Equities	$ 263,813,421	$ 38,804
Mutual funds	20,220,529	—
Options	6,387,500	6,947,500
	$ 290,421,450	$ 6,986,304

Securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2001, the Company had net capital of $20,224,107 which exceeded its requirement by $19,974,107.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

6. Net Capital Requirement (continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2001, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income or loss of the Company on its own income tax returns.

8. Commitments and Contingencies

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures and the writing of option contracts. These contracts are valued at market. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The Company clears its securities transactions through a major financial services firm.

8. Commitments and Contingencies (continued)

Trades pending at December 31, 2001 were settled without adverse effect on the Company's financial condition.

The amounts disclosed below represent the end of period fair value of these financial instruments.

	Fair Value at December 31, 2001	
	Asset	**Liability**
Futures contracts	$ 2,090,521	$ –
Options purchased	6,387,500	–
Options written	–	6,947,500

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.